UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-10)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 4)

                              ALFACELL CORPORATION
                                (Name of Issuer)

                            COMMON STOCK AND OPTIONS
                         (Title of Class of Securities)

                                    015404106
                                 (CUSIP Number)

                                 Kuslima Shogen
                              Alfacell Corporation
                              225 Belleville Avenue
                              Bloomfield, NJ 07003
                                  (973)748-8082
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box. [_]

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CUSIP No. 015404106               SCHEDULE 13D                       Page 2 of 6


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Kuslima Shogen

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [_]
          (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS     Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |X|

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                       United States

NUMBER OF      7. NUMBER OF SHARES           2,029,546 (includes 780,926 shares
               BENEFICIALLY OWNED BY EACH    subject to options which are
SHARES         REPORTING PERSON WITH SOLE    currently exercisable or which will
               VOTING POWER                  become exercisable within 60 days
BENEFICIALLY                                 of March 30, 2001).

OWNED BY       8. SHARED VOTING POWER        0

EACH           9. SOLE DISPOSITIVE POWER     2,029,546 (includes 780,926 shares
                                             subject to options which are
REPORTING                                    currently exercisable or which will
                                             become exercisable within 60 days
PERSON WITH                                  of March 30, 2001).

               10. SHARED DISPOSITIVE        0
               POWER

               11. AGGREGATE AMOUNT          2,029,546 (includes 780,926 shares
               BENEFICIALLY OWNED BY EACH    subject to options which are
               REPORTING PERSON              currently exercisable or which will
                                             become exercisable within 60 days
                                             of March 30, 2001).

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

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CUSIP No. 015404106               SCHEDULE 13D                       Page 3 of 6


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          10.29%

14.  TYPE OF REPORTING PERSON                                    IN

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CUSIP No. 015404106               SCHEDULE 13D                       Page 4 of 6


Item 1.   Security and Issuer

     The securities to which this Schedule 13D relates are the shares of common stock, par value $.001 per share (the "Common Stock"), of Alfacell Corporation (the "Issuer"). The address of the Issuer's principal executive offices is 225 Belleville Avenue, Bloomfield, NJ 07003

Item 2.   Identity and Background

          (a) - (c) The person (the "Reporting Person") filing this statement is Kuslima Shogen, Chief Executive Officer and Chairman of the Board of the Issuer. The Reporting Person's mailing address is c/o Alfacell Corporation, 225 Belleville Avenue, Bloomfield, NJ 07003.

          (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The Reporting Person entered a consent decree with the Securities and Exchange Commission ("SEC") on March 4, 1998 pursuant to which she was fined $20,000 for alleged violations of Sections 13 and 16(a) of the Securities Exchange Act of 1934, as amended. In connection with the settlement, the Reporting Person neither admitted nor denied the allegations of the SEC and agreed not to violate Sections 13 and 16(a) in the future.

          (f) The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

     Not Applicable

Item 4.   Purpose of the Transaction

     The Reporting Person previously acquired options to purchase Common Stock. As of March 30, 2001, 337,242 of the then currently exercisable options expired resulting in a decrease to the Reporting Person's beneficial ownership.

Item 5.   Interest in Securities of the Issuer

          (a) The Reporting Person beneficially owns 2,029,546 shares of Common Stock, consisting of 1,248,620 shares of Common Stock currently outstanding and 780,926 shares underlying options to purchase Common Stock held by the Reporting Person. Such shares constitute 10.29% of the Common Stock outstanding assuming all of the options are exercised.

          (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the shares of Common Stock.

          (c) None.

          (d) The Reporting Person has pledged a total of 1,023,000 of the outstanding shares of Common Stock to First Union National Bank (the "Bank") to secure a personal loan. Upon the sale of the shares of Common Stock held by the Reporting Person, the Bank has the right to apply such proceeds thereof to such loan.

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CUSIP No. 015404106               SCHEDULE 13D                       Page 5 of 6


          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not Applicable

Item 7.   Material to be Filed as Exhibits

     Not Applicable

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CUSIP No. 015404106               SCHEDULE 13D                       Page 6 of 6


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2001
                                        By:  /s/ Kuslima Shogen
                                             ---------------------------
                                             Kuslima Shogen
                                             Chief Executive Officer